UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 10, 2011	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

August 10, 2011

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	IFRS Unaudited	IFRS Unaudited	IFRS Unaudited	Canadian GAAP Unaudited
	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
	$	$	$	$
Revenue	209,741	192,620	180,063	187,057
Cost of sales	177,012	168,813	158,855	167,492

Gross profit	32,729	23,807	21,207	19,565
Selling, general and administrative expenses	21,558	18,406	18,836	17,375
Research expenses	1,468	1,373	1,347	1,485

	23,026	19,779	20,182	18,860

Operating profit before manufacturing facility closures, restructuring, and other charges	9,703	4,028	1,025	705
Manufacturing facility closures, restructuring, and other charges	1,543	3	3,534

Operating profit (loss)	8,160	4,025	(2,509)	705

Interest	4,010	3,791	3,957	4,062
Other (income) expense	121	2	(93)	461

Earnings (loss) before income taxes (recovery)	4,029	232	(6,373)	(3,818)

Income taxes (recovery)
Current	308	82	(543)	447
Deferred	(89)	191	32,706	342

	219	273	32,163	789

Net earnings (loss)	3,810	(41)	(38,536)	(4,607)

Earnings (loss) per share
Basic	0.06	(0.00)	(0.65)	(0.08)
Diluted	0.06	(0.00)	(0.65)	(0.08)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050	58,951,050
Diluted	58,989,394	58,961,050	58,961,050	58,951,050

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	IFRS Unaudited	IFRS Unaudited	Canadian GAAP Unaudited	Canadian GAAP Unaudited
	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
	$	$	$	$
Revenue	180,278	173,120	160,794	163,688
Cost of sales	158,120	152,566	140,617	137,295

Gross profit	22,158	20,554	20,177	26,393
Selling, general and administrative expenses	18,557	18,895	20,317	18,011
Research expenses	1,929	1,492	1,488	1,449

	20,486	20,387	21,805	19,460

Operating profit (loss) before manufacturing facility closures, restructuring, and other charges	1,672	167	(1,628)	6,933
Manufacturing facility closures, restructuring, and other charges			1,091

Operating profit (loss)	1,672	167	(2,719)	6,933

Interest	3,912	3,889	3,783	4,050
Other (income) expense	392	122	(653)	(525)

Earnings (loss) before income taxes (recovery)	(2,632)	(3,844)	(5,849)	3,408

Income taxes (recovery)
Current	(16)	102	182	155
Deferred	(78)	807	2,511	1,253

	(94)	909	2,693	1,408

Net earnings (loss)	(2,538)	(4,753)	(8,542)	2,000

Earnings (loss) per share
Basic	(0.04)	(0.08)	(0.14)	0.03
Diluted	(0.04)	(0.08)	(0.14)	0.03
Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,951,050	58,951,050
Diluted	58,951,050	58,951,050	58,951,050	58,981,050

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2011 and 2010. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is expressed in U.S. dollars.

Overview

Intertape Polymer Group Inc. (the “Company” or “IPG”) reported revenue for the second quarter of 2011 of $209.7 million, an increase of 16.3% compared to $180.3 million for the second quarter of 2010 and an increase of 8.9% sequentially compared to $192.6 million for the first quarter of 2011. Gross profit totalled $32.7 million for the second quarter of 2011 as compared to $22.2 million and $23.8 million, respectively, for the second quarter of 2010 and first quarter of 2011. Revenue for the six months ended June 30, 2011 totalled $402.4 million, an increase of 13.9% compared to $353.4 million for the six months ended June 30, 2010. Sales volume for the second quarter of 2011 was higher compared to the first quarter of 2011 and the second quarter of 2010. Sales volume for the six months ended June 30, 2011 was higher than for the six months ended June 30, 2010.

Net earnings for the second quarter of 2011 were $3.8 million ($0.06 per share, both basic and diluted) as compared to a net loss of $2.5 million (($0.04) per share, both basic and diluted) for the second quarter of 2010 and a net loss of less than $0.1 million ($0.00 per share, both basic and diluted) for the first quarter of 2011. Net earnings for the six months ended June 30, 2011 totalled $3.8 million ($0.06 per share, both basic and diluted) as compared to a net loss of $7.3 million (($0.12) per share, both basic and diluted) for the same period in 2010.

As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2011. As required by the applicable standards, financial information for 2010, with the exception of the 2010 third quarter earnings statement and as of the transition date of January 1, 2010, has been restated to comply with IFRS. Information prior to the transition date as well as the third quarter earnings statements of 2010 have not been restated and therefore, are presented and labeled in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 13 to the unaudited interim consolidated financial statements provides a reconciliation of the Company’s earnings statements for the three and six months ended June 30, 2010 and for the year ended December 31, 2010, as well as a detailed description of the Company’s conversion to IFRS, and a reconciliation of its financial statements previously prepared in accordance with GAAP.

The most significant impacts of the conversion to IFRS on the Company’s current and future key financial metrics are as follows:

•	Lower pension costs resulting from the recognition of actuarial losses at the transition favourably impacting:

•	Earnings

•	EBITDA

•	Adjusted EBITDA

•	Fixed charge ratio

•	Lower depreciation and amortization costs resulting from additional impairments taken at the transition favourably impacting:

•	Earnings

In all cases, the impact on current and future key financial metrics is immaterial.

Liquidity

The Company has a $200.0 million Asset-based loan (“ABL”), entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment. The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million. As of June 30, 2011, the Company had secured real estate mortgage financing of $4.3 million, leaving the Company the ability to obtain an additional $30.7 million of real estate mortgage financing.

The Company has no significant debt maturities until March 2013, when the ABL matures. The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the equipment included in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was in compliance with the fixed charge coverage ratio covenant as of June 30, 2011. The Company believes it will remain above the $25.0 million threshold of unused availability during the remainder of 2011.

The Company relies upon the funds generated from operations and funds available under its ABL to meet working capital requirements, anticipated obligations under its ABL and Senior Subordinated Notes, and to finance capital expenditures for the foreseeable future. As of June 30, 2011, the Company had cash and unused availability under its ABL totalling $54.1 million. As of August 8, 2011, the Company had cash and unused availability under its ABL exceeding $43 million after the $5.0 million semi-annual interest payment related to the Senior Subordinated Notes was made in the first week of August 2011.

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. After two trials on the issues, on April 13, 2011 the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation. After carefully considering the costs of continued litigation and its inherent uncertainty, Management concluded that a settlement was in the best interest of the Company and its shareholders. The results for the second quarter of 2011 include the charge for the payment of this settlement amount.

Outlook

Due to economic uncertainty in several of our markets, the sales volume for the third quarter of 2011 is difficult to predict. At this time, the Company anticipates that third quarter revenue and Adjusted EBITDA will be lower than the second quarter of 2011.

On March 23, 2011, the Company announced its intention to close its Brantford, Ontario facility due to the economic consequences of the continuing strike of its unionized workers. The facility was shut down in the second quarter of 2011 as planned. The closure is anticipated to result in a positive contribution to EBITDA of approximately $4 million and a decrease in revenues of approximately $10 million on an annualized basis. Proceeds from disposals of Brantford property, plant, equipment and other assets are expected to be between $0.7 million and $2.9 million in the second half of 2011. During the six months ended June 30, 2011, $1.7 million in closure costs were recorded and an additional amount of between $0.5 to $1.0 million is expected in the third quarter of 2011.

Results of Operations

Revenue

The Company’s revenue for the second quarter of 2011 was $209.7 million, a 16.3% increase compared to $180.3 million for the second quarter of 2010 and sequentially an 8.9% increase compared to $192.6 million for the first quarter of 2011.

Revenue for the first six months of 2011 was $402.4 million compared to $353.4 million for the same period in 2010, an increase of 13.9%. This revenue increase reflects an increase in sales volume of approximately 1% as well as an increase in selling prices of approximately 13%.

As indicated above, the revenue loss related to the closure of the Brantford facility is estimated at $10 million on an annualized basis. To better reflect the impact of this facility closure, the following numbers exclude revenue and sales volume related to the products manufactured at the Brantford facility that will no longer be sold. Revenue for the second quarter of 2011 would have been $207.6 million, a 17.1% increase compared to $177.3 million for the second quarter of 2010 and sequentially a 9.4% increase compared to the $189.8 million for the first quarter of 2011. Sales volume for the second quarter of 2011 would have increased approximately 3% compared to the second quarter of 2010 and approximately 2% compared to the first quarter of 2011. The sales volume increase over the second quarter of 2010 and the first quarter of 2011 was due to higher demand for most tape and film product lines. Selling prices for the second quarter of 2011 would have increased approximately 13% compared to the second quarter of 2010 and approximately 7% compared to the first quarter of 2011 primarily due to the improved pricing environment. Revenue for the first six months of 2011 would have been $397.3 million, a 14.3% increase compared to $347.6 million for the first six months of 2010. Selling prices for the first six months of 2011 would have increased approximately 13% compared to the first six months of 2010 primarily due to the improved pricing environment. Sales volume for the first six months of 2011 would have increased approximately 2% compared to the first six months of 2010.

Gross Profit and Gross Margin

Gross profit totalled $32.7 million in the second quarter of 2011, an increase of 47.7% from the second quarter of 2010 and an increase of 37.5% from the first quarter of 2011. Gross margin was 15.6% in the second quarter of 2011, 12.3% in the second quarter of 2010, and 12.4% in the first quarter of 2011. As compared to the second quarter of 2010, gross profit and gross margin increased primarily due to higher selling prices and improved product mix. Selling prices increased more than conversion costs and slightly more than raw material costs. Sales volume increased approximately 2% which further contributed to the increase in gross profit and gross margin. The spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.

Gross profit and gross margin for the first six months of 2011 were $56.5 million and 14.1%, respectively, compared to $42.7 million and 12.1% for the first six months of 2010, respectively. The increase in gross margin for the first six months of 2011 compared to the first six months of 2010 was primarily due to increased selling prices and other items discussed above.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses (“SG&A”) totalled $21.6 million, $18.6 million, and $18.4 million, for the second quarter of 2011, second quarter of 2010, and first quarter of 2011, respectively. The increase from the second quarter of 2010 to the second quarter of 2011 and on a sequential basis was primarily the result of the settlement of the lawsuit with ITI, of approximately $1.0 million, and higher selling expenses related to higher revenue. As a percentage of revenue, SG&A expenses were 10.3%, 10.3%, and 9.6% for the second quarter of 2011, second quarter of 2010, and first quarter of 2011, respectively.

Stock-based compensation expense is included in SG&A in accordance with IFRS. Stock-based compensation expense for the second quarter of 2011 was $0.2 million compared to $0.1 million in the second quarter of 2010 and $0.1 million in the first quarter of 2011. For the first six months of 2011 these costs totalled $0.4 million as compared to $0.2 million for the first six months of 2010.

Interest

Interest for the second quarter of 2011 totalled $4.0 million, a $0.1 million or 2.5% increase from the second quarter of 2010. When compared to interest in the first quarter of 2011 of $3.8 million, interest for the second quarter of 2011 was higher by $0.2 million due to higher average borrowings under the ABL. For the first six months of 2011, interest totalled $7.8 million as compared to $7.8 million for the first six months of 2010.

Other (Income) Expense

Other income and expense for the second quarter of 2011 totalled $0.1 million, a $0.3 million or 69.1% decrease from the second quarter of 2010. The decrease from the second quarter of 2010 was due to foreign exchange gains in the second quarter of 2011. When compared to other income and expense in the first quarter of 2011, other income and expense for the second quarter of 2011 was higher by $0.1 million.

Non-GAAP Measures

Whenever the Company uses non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; and (ii) other items as disclosed. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP in Canada and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table. Adjusted earnings (loss) per share is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP in Canada and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)

(in US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010
	$	$	$	$	$
Net earnings (loss)	3.8	(2.5)	(0.0)	3.8	(7.3)
Add back:
Manufacturing facility closures, restructuring, and other charges; net of nil income taxes	1.5			1.5
ITI litigation settlement; net of nil income taxes	1.0			1.0
Adjusted net earnings (loss)	6.3	(2.5)	(0.0)	6.3	(7.3)

Earnings (loss) per share
Basic	0.06	(0.04)	(0.00)	0.06	(0.12)
Diluted	0.06	(0.04)	(0.00)	0.06	(0.12)

Adjusted earnings (loss) per share
Basic	0.11	(0.04)	—	0.11	(0.12)
Diluted	0.11	(0.04)	—	0.11	(0.12)
Weighted average number of common shares outstanding
Basic	58,961,050	58,951,050	58,961,050	58,961,050	58,951,050
Diluted	58,989,394	58,951,050	58,961,050	58,987,817	58,951,050

Adjusted net earnings were $6.3 million for the second quarter of 2011 as compared to an adjusted net loss of $2.5 million for the second quarter of 2010. Adjusted net earnings in the second quarter of 2011 were $6.3 million higher than the adjusted net loss of less than $0.1 million in the first quarter of 2011. Adjusted net earnings were higher sequentially and year-over-year primarily as a result of higher revenue and gross margin as discussed above.

Adjusted earnings per share for the second quarter of 2011 was $0.11 per share, a $0.15 per share increase over the second quarter of 2010 and $0.11 per share increase over the first quarter of 2011.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) finance costs, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010
	$	$	$	$	$
Net earnings (loss)	3.8	(2.5)	(0.0)	3.8	(7.3)
Add back:
Interest and other (income) expense	4.1	4.3	3.8	7.9	8.3
Income taxes (recovery)	0.2	(0.1)	0.3	0.5	0.8
Depreciation and amortization	7.8	8.4	7.8	15.6	16.8
EBITDA	16.0	10.1	11.8	27.8	18.7
Manufacturing facility closures, restructuring and other charges	1.5			1.5
ITI litigation settlement	1.0			1.0
Adjusted EBITDA	18.5	10.1	11.8	30.3	18.7

Adjusted EBITDA was $18.5 million for the second quarter of 2011, $10.1 million for the second quarter of 2010, and $11.8 million for the first quarter of 2011. The increase from the second quarter of 2010 to the second quarter of 2011 and on a sequential basis was primarily a result of higher revenue and gross margin as discussed above.

As compared to the first six months of 2010, Adjusted EBITDA increased by $11.6 million from $18.7 million to $30.3 million in the first six months of 2011. The increase was primarily a result of higher revenue and gross margin as discussed above.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements. The Company estimates its annual effective income tax rate and utilizes that rate in its unaudited interim consolidated financial statements. The effective tax rate for the six months ended June 30, 2011 was approximately 11.5% compared to approximately a negative 9.8% for the six months ended June 30, 2010. The effective tax rate for the six months ended June 30, 2011 is based on pre-tax earnings of $4.3 million and total income tax expense of $0.5 million, $0.2 million of which is related to a revision of the valuation of a tax asset within the Company’s Portuguese tax entity.

While there were increases to deferred tax assets as a result of the accounting adjustments made to transition to IFRS, the most significant change to the Company’s accounting for income taxes upon transitioning to IFRS was the reclassification of $6.3 million of investment tax credits from “Other Assets” to “Deferred Tax Assets” on its opening balance sheet as of January 1, 2010.

Net Earnings (Loss)

Net earnings for the second quarter of 2011 were $3.8 million compared to a net loss of $2.5 million in the second quarter of 2010, and a net loss of less than $0.1 million in the first quarter of 2011. Net earnings for the six months ended June 30, 2011 totalled $3.8 million compared to a net loss of $7.3 million for the same period in 2010.

Results of Operations by Division

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company no longer has operating divisions and now operates as a single segment. The Company is no longer required to present operating results at a divisional level; however, in the interest of historical reporting consistency, the results discussed below are as per the previously-defined divisions.

Results of Operations – Tapes and Films Division

Revenue for the Tapes and Films (“T&F”) Division in the second quarter of 2011 was $178.5 million, an increase of 19.1% compared to $149.8 million for the second quarter of 2010 and an increase of 9.9% compared to $162.4 million in the first quarter of 2011. Sales volume increased in the second quarter of 2011 by approximately 6% as compared to the second quarter of 2010 and increased approximately 3% sequentially over the first quarter of 2011. Revenue across most product lines contributed to both the year-over-year and sequential increases.

Selling prices increased approximately 13% in the second quarter of 2011 compared to the second quarter of 2010 and increased approximately 7% in comparison to the first quarter of 2011.

Revenue for the first six months of 2011 totalled $340.8 million compared to $295.2 million for the first six months of 2010. Sales volume for the first six months of 2011 increased approximately 3% compared to the first six months of 2010.

Gross profit for the second quarter of 2011 totalled $28.9 million at a gross margin of 16.2% compared to $19.0 million at a gross margin of 12.7% for the second quarter of 2010. On a sequential basis, gross profit increased by $7.8 million from $21.1 million reported for the first quarter of 2011 primarily due to increased selling prices and sales volume. Gross margin improved from 13.0% in the first quarter of 2011 to 16.2% for the second quarter of 2011. As compared to the second quarter of 2010, gross profit and gross margin increased primarily due to higher selling prices. Selling prices increased more than conversion costs and slightly more than raw material costs. Sales volume increased approximately 6% which further contributed to the increase in gross profit and gross margin. The spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010.

Gross profit and gross margin for the first six months of 2011 and 2010 were $50.0 million at 14.7% and $38.3 million at 13.0%, respectively.

T&F DIVISION RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS BEFORE INCOME TAXES

(in millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010
	$	$	$	$	$
Revenue	178.5	149.8	162.4	340.8	295.2
Cost of sales	149.5	130.9	141.2	290.8	256.9
Gross profit	28.9	19.0	21.1	50.0	38.3
Divisional earnings before income taxes	10.7	1.8	4.9	15.6	4.6
Depreciation, amortization and foreign exchange gains (losses)	6.6	7.3	6.3	12.9	14.5
EBITDA	17.3	9.0	11.3	28.6	19.1
Adjusted EBITDA	17.3	9.0	11.3	28.6	19.1

Adjusted EBITDA for the second quarter of 2011, second quarter of 2010, and first quarter of 2011 was $17.3 million, $9.0 million and $11.3 million, respectively. The increase in Adjusted EBITDA on a year-over-year basis and sequentially was primarily due to the increase in selling prices and sales volume. Adjusted EBITDA for the first six months of 2011 and 2010 was $28.6 million and $19.1 million, respectively.

Results of Operations – Engineered Coated Products Division

Revenue for the Engineered Coated Products Division (“ECP”) in the second quarter of 2011 was $31.3 million, an increase of 2.8% compared to $30.4 million for the second quarter of 2010 and an increase of 3.4% compared to revenue of $30.3 million in the first quarter of 2011. Revenue for the first six months of 2011 was $61.5 million, an increase of 5.7% over $58.2 million for the first six months of 2010.

The Brantford, Ontario facility was shut down in the second quarter of 2011 as planned. The closure is anticipated to result in a positive contribution to EBITDA and a decrease in revenues on an annualized basis as discussed previously. During the six months ended June 30, 2011, $1.7 million in closure costs were recorded and an additional amount of between $0.5 to $1.0 million is expected in the third quarter of 2011.

The revenue loss related to the closure of the Brantford facility is estimated at $10 million on an annualized basis. To better reflect the impact of this facility closure, the following numbers exclude revenue and sales volume related to the products manufactured at the Brantford facility that will no longer be sold. Revenue for the second quarter of 2011 would have been $29.1 million, an increase of 5.9% compared to $27.5 million for the second quarter of 2010. Revenue for the second quarter of 2011 would have increased 6.3% compared to revenue for the first quarter of 2011 of $27.4 million. Sales volume would have decreased in the second quarter of 2011 by approximately 10% compared to the second quarter of 2010 and decreased approximately 1% sequentially over the first quarter of 2011. The decrease in sales volume from the second quarter of 2010 is primarily due to the decision to selectively stop selling certain low-margin products produced at locations other than Brantford. Selling prices would have increased approximately 18% in the second quarter of 2011 compared to the second quarter of 2010 and approximately 7% as compared to the first quarter of 2011 due to the exclusion of Brantford products that will no longer be sold and a shift in the mix of products sold. Sales volume for the first six months of 2011 would have decreased approximately 7% and selling prices would have increased approximately 16% compared to the first six months of 2010. Revenue for the first six months of 2011 would have been $56.5 million, a 7.7% increase when compared to the first six months of 2010. Sales volume would have declined approximately 10% and selling prices would have increased approximately 18% for the first six months of 2011 compared to the first six months of 2010.

Gross profit for the second quarter of 2011 totalled $3.8 million, representing a gross margin of 12.1%, compared to $3.2 million and a gross margin of 10.5% for the second quarter of 2010. Gross profit improved $1.1 million from the first quarter of 2011 and gross margin improved from 8.9%. As compared to the second quarter of 2010, gross profit and gross margin increased primarily due to higher selling prices and product mix. Selling prices increased more than conversion costs and slightly more than raw material costs. Although sales volume decreased approximately 15%, most of the decrease was from low-margin products. The spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010. Gross profit and gross margin for the first six months of 2011 and 2010 were $6.5 million at 10.6% and $4.4 million at 7.7%, respectively.

ECP DIVISION RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS (LOSS) BEFORE INCOME TAXES

(in millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010
	$	$	$	$	$
Revenue	31.3	30.4	30.3	61.5	58.2
Cost of sales	27.5	27.2	27.6	55.0	53.8
Gross profit	3.8	3.2	2.7	6.5	4.4
Divisional earnings (loss) before income taxes	(1.1)	0.9	(0.5)	(1.5)	(1.8)
Depreciation, amortization and foreign exchange gains (losses)	1.5	0.8	1.7	3.2	2.4
EBITDA	0.4	1.7	1.2	1.7	0.6
Manufacturing facility closures, restructuring and other charges	1.5			1.5
Adjusted EBITDA	2.0	1.7	1.2	3.2	0.6

Adjusted EBITDA for the second quarter of 2011, second quarter of 2010, and first quarter of 2011 was $2.0 million, $1.7 million and $1.2 million, respectively. The increase in Adjusted EBITDA in the second quarter of 2011 compared to the second quarter of 2010 was primarily due to a shift in mix of products sold as discussed above. Adjusted EBITDA for the first six months of 2011 and 2010 was $3.2 million and $0.6 million, respectively. The closure of the Brantford facility had a favourable impact of $0.3 million in Adjusted EBITDA for the second quarter of 2011 compared to the same quarter last year.

Results of Operations – Corporate

The Company does not allocate the cost of manufacturing facility closures, restructuring, strategic alternatives or other charges to its two divisions. These expenses are retained at the corporate level as are stock-based compensation expense, interest, other income and expense and the costs of being a public company. The unallocated corporate expenses for the second quarter of 2011, the second quarter of 2010, and first quarter of 2011 totalled $1.7 million, $0.6 million, and $0.7 million, respectively. For the first six months of 2011 and 2010, unallocated corporate costs totalled $2.4 million and $1.0 million, respectively. The large increase in the second quarter of 2011 is the settlement of the ITI litigation of $1.0 million.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There have been no material changes with respect to related party transactions since December 31, 2010. Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis as of and for the year ended December 31, 2010 and to Note 7 to the unaudited interim consolidated financial statements as of and for the six months ended June 30, 2011.

Balance Sheet

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory increased 2 days from the first quarter of 2011 compared to the second quarter of 2011. Days Inventory increased by 4 days in the second quarter of 2011 compared to the second quarter of 2010. The increase in the second quarter of 2011 compared to the second quarter of 2010 and sequentially was primarily due to raw material costs in inventory at the end of the period increasing more rapidly than the amount recognized in cost of sales for the same period.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s remained relatively flat from the second quarter of 2010 to the second quarter of 2011 and remained constant sequentially in the second quarter of 2011 as compared to the first quarter of 2011.

The calculations are shown in the following tables:

Three months ended
	June 30, 2011	December 31, 2010	June 30, 2010	March 31, 2011
	$	$	$	$
Cost of Goods Sold	$177.0	$158.9	$158.1	$168.8
Days in Quarter	91	92	91	90
Cost of Goods Sold Per Day	$1.95	$1.73	$1.74	$1.88
Average Inventories	$107.0	$91.9	$88.9	$99.5
Days Inventory	55	53	51	53

Three months ended
	June 30, 2011	December 31, 2010	June 30, 2010	March 31, 2011
	$	$	$	$
Revenue	$209.7	$180.1	$180.3	$192.6
Days in Quarter	91	92	91	90
Revenue Per Day	$2.30	$1.96	$1.98	$2.14
Trade Receivables	$103.9	$86.5	$91.4	$96.6
DSO’s	45	44	46	45

Days Inventory is calculated as follows:	DSO’s is calculated as follows:
Cost of Goods Sold ÷Days in Quarter = Cost of Goods Sold Per Day	Revenue ÷ Days in Quarter = Revenue Per Day
(Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory	Ending Trade Receivables ÷ Revenue Per Day =
Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory	DSO’s

Accounts payable and accrued liabilities increased $0.2 million in the second quarter of 2011 to $82.7 million from $82.5 million as of March 31, 2011. Inventories increased in the second quarter of 2011 to $107.8 million from $106.3 million as of March 31, 2011. Accounts payable and accrued liabilities in the second quarter of 2011 increased modestly compared to the increase in inventories from the second quarter of 2011 to the first quarter of 2011 primarily due to acceleration of early pay discounts. Trade receivables increased in the second quarter of 2011 to $103.9 million from $96.6 million as of March 31, 2011 as noted in the table above.

Cash Flow

Cash flows from operations before changes in working capital items increased in the second quarter of 2011 by $5.1 million to $14.1 million from $9.0 million in the second quarter of 2010. The increase was primarily due to the increase in net earnings.

Cash flows from operating activities increased in the second quarter of 2011 by $5.0 million to positive $3.8 million from negative $1.3 million in the second quarter of 2010. In the second quarter of 2011, changes in working capital items resulted in a net use of funds of $10.3 million. In the second quarter of 2010, changes in working capital items resulted in a net use of funds of $10.2 million. In the second quarter of 2011, more cash was used to pay suppliers early and take early pay discounts. This use of cash was offset by slight improvement in accounts receivable collections as compared to the second quarter of 2010.

Cash flows from investing activities were less than negative $0.1 million in the second quarter of 2011 and negative $3.0 million in the second quarter of 2010. The increased cash from investing activities in the second quarter of 2011 as compared to the second quarter of 2010 is primarily due to proceeds from the sales of Brantford assets totalling $1.3 million.

The Company increased total indebtedness during the six months ended June 30, 2011 by $13.0 million. The Company increased total indebtedness during the six months ended June 30, 2010 by $13.0 million. The increase in the second quarter of 2011 and 2010 were due to the use of funds for changes in working capital as described above.

Long-Term Debt

As discussed under the section “Liquidity”, the Company has a $200 million ABL entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment. As of June 30, 2011, the Company had borrowed $104.2 million under its ABL, including $1.7 million in letters of credit. As of June 30, 2010, $100.8 million had been borrowed, including $2.0 million in letters of credit. When combined with cash on-hand and cash equivalents, the Company had total cash and credit availability of $54.1 million as of June 30, 2011 and $52.1 million as of June 30, 2010. The increase in total cash and credit availability of $2.0 million between June 30, 2010 and June 30, 2011 was primarily due to the increase in cash flows from operations after changes in working capital as discussed above.

Contractual Obligations

As of June 30, 2011, there were no material changes in the contractual obligations set forth in the Company’s 2010 annual consolidated financial statements that were outside the ordinary course of the Company’s business.

Capital Stock

As of June 30, 2011 there were 58,961,050 common shares of the Company outstanding.

During the second quarter of 2011, 875,000 stock options were granted, no stock options were exercised and no stock was repurchased by the Company.

Financial Risk Management

There have been no material changes with respect to the Company’s financial risks and management thereof during the six months ended June 30, 2011. Please refer to Note 20 of the Company’s consolidated financial statements as of December 31, 2010, and the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, they are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about the significant judgments, assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are summarized below:

Impairments

An impairment is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The recoverable amount will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash generating units are further explained in Note 13 to the unaudited interim consolidated financial statements.

Pension and post-retirement benefits

The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions. These assumptions include the discount rate, the rate of future salary increases, mortality rates and the rate of future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The underlying bonds are further reviewed for quality, and those having excessive credit spreads are removed from the population of bonds on which the discount rate is based, on the basis that they do not represent high quality bonds.

The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are given in Note 13 of the unaudited interim consolidated financial statements.

Stock-based compensation

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and credits to the extent that it is probable that taxable profit will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable profits and future tax planning strategies. Further details on taxes are disclosed in Note 13 of the unaudited interim consolidated financial statements.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Further details regarding the assumptions and models used for estimating fair value are disclosed in Note 12 of the unaudited interim consolidated financial statements.

Leases

Management considers its leases of building and equipment to include both operating leases and finance leases. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management has assessed that the useful lives represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Allowance for obsolete and slow moving inventories and declines in net realizable value

Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values, the amount of any write-downs of inventories and the reversal of any write-downs, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experiences. If future collections differ from estimates, future earnings will be affected.

Provisions for restoration

Provisions for restoration represent the discounted value of the present obligation to restore one or more leased facilities at the end of the lease. The discounted value reflects a combination of management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate. A change in any or a combination of the three key assumptions used to determine the provisions could have a material impact to the carrying value of the provision. In the case of provisions for assets which remain in use, adjustments to the carrying value of the provision are offset by a change in the carrying value of the related asset. Where the provisions are for assets no longer in use or for obligations arising from the production process, any adjustment is reflected directly in the Statement of Earnings.

Provisions for restructuring

Termination benefits are recognized as a liability and an expense when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal, or in other words, is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date; or provide termination benefits as a result of an offer made in order to encourage voluntary terminations. Where termination benefits fall due more than 12 months after the reporting period, and the time value of money is material, they are discounted. The measurement of termination benefits is based on the number of employees expected to be terminated.

Provisions for litigation

The Company is currently defending certain litigation where the actual outcome may vary from the amount recognized in the financial statements.

Future Accounting Policies

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after January 1, 2013. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that this amendment is likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of this new standard on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. This new standard is unlikely to have a significant impact as the Company has very few assets that are measured at fair value.

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Management does not expect to implement these amendments until all chapters of IFRS 9 have been published and they can comprehensively assess the impact of all changes. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Impact of Adoption of IFRS on the Company

With respect to the calculation of financial covenants for the Company’s $200.0 million ABL revolver facility, the Company has obtained an amendment from its lender related to the adoption of IFRS. The adoption of IFRS has had an immaterial impact on the fixed charge ratio which is the only financial covenant in the ABL.

Summary of Quarterly Results

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A. Financial information for 2010, with the exception of the 2010 third quarter earnings statements and as of the transition date of January 1, 2010, has been restated to comply with IFRS. Information prior to the transition date as well as the third quarter earnings statement of 2010 have not been restated and therefore, are presented and labeled in accordance with GAAP.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of June 30, 2011 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2010, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time. This MD&A contains certain non-GAAP financial measures as defined under SEC rules, including EBITDA, Adjusted EBITDA, Adjusted Net Earnings and Adjusted Earnings Per Share. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

June 30, 2011

Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Earnings (Loss)	2

Condensed Consolidated Comprehensive Income (Loss)	3

Condensed Consolidated Changes in Shareholders’ Equity	4 to 5

Condensed Consolidated Cash Flows	6

Condensed Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 42

Intertape Polymer Group Inc.

Condensed Consolidated Earnings (Loss)

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Revenue	209,741	180,278	402,361	353,398
Cost of sales	177,012	158,120	345,825	310,686

Gross profit	32,729	22,158	56,536	42,712

Selling, general and administrative expenses	21,558	18,557	39,964	37,452
Research expenses	1,468	1,929	2,841	3,421

	23,026	20,486	42,805	40,873

Operating profit before manufacturing facility closures, restructuring and other charges	9,703	1,672	13,731	1,839
Manufacturing facility closures, restructuring and other charges	1,543		1,546

Operating profit	8,160	1,672	12,185	1,839
Interest	4,010	3,912	7,801	7,801
Other expense	121	392	123	514

Earnings (loss) before income taxes (recovery)	4,029	(2,632)	4,261	(6,476)
Income taxes (recovery) (Note 8)
Current	308	(16)	390	86
Deferred	(89)	(78)	102	729

	219	(94)	492	815

Net earnings (loss)	3,810	(2,538)	3,769	(7,291)

Earnings (loss) per share
Basic	0.06	(0.04)	0.06	(0.12)

Diluted	0.06	(0.04)	0.06	(0.12)

The accompanying notes are an integral part of the interim condensed consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Condensed Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Net earnings (loss)	3,810	(2,538)	3,769	(7,291)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	(15)	(130)	(30)	(446)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)	320	313	629	625
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	90	(540)	982	(25)
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)	(464)	(463)	(742)	(553)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil)	(194)		(383)
Change in cumulative translation difference	801	(4,889)	4,008	(3,171)

Other comprehensive income (loss)	538	(5,709)	4,464	(3,570)

Comprehensive income (loss) for the period	4,348	(8,247)	8,233	(10,861)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Condensed Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2011

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital Stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$	$
Balance as at January 1, 2011	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085
Stock-based compensation expense			362					362
Net earnings							3,769	3,769
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(30)	(30)		(30)
Settlement of interest rate swap agreements –transferred to earnings					629	629		629
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					982	982		982
Settlement of forward foreign exchange rate contracts – transferred to earnings					(742)	(742)		(742)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(383)	(383)		(383)
Changes to cumulative translation differences				4,008		4,008		4,008

Balance as at June 30, 2011	58,961,050	348,148	16,155	6,943	692	7,635	(219,258)	152,680

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Condensed Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2010

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital Stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total Shareholders’ Equity
	$	$	$	$	$	$	$	$
Balance as at January 1, 2010	58,951,050	348,143	15,024		(757)	(757)	(172,387)	190,023
Stock-based compensation expense			240					240
Net loss							(7,291)	(7,291)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(446)	(446)		(446)
Settlement of interest rate swap agreements – transferred to earnings					625	625		625
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					(25)	(25)		(25)
Settlement of forward foreign exchange rate contracts – transferred to earnings					(553)	(553)		(553)
Changes to cumulative translation differences				(3,171)		(3,171)		(3,171)

Balance as at June 30, 2010	58,951,050	348,143	15,264	(3,171)	(1,156)	(4,327)	(179,678)	179,402

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Condensed Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	3,810	(2,538)	3,769	(7,291)
Adjustments for non-cash items
Depreciation and amortization	7,526	8,684	15,624	17,398
Income tax expense	219	(94)	492	815
Interest expense	3,716	3,514	7,220	7,251
Charges in connection with manufacturing facility closures, restructuring and other charges	(46)		(43)
Write-down of inventories, net	42	537	124	892
Stock-based compensation expense	218	119	362	239
Pension and post-retirement benefits expense	199	203	414	501
Gain (loss) on foreign exchange	(465)	(365)	(661)	(682)
Other adjustments for non cash items	87	35	95	197
Income taxes paid	(134)		(177)	(594)
Contributions to defined benefit plans	(1,084)	(1,131)	(1,913)	(1,840)

Cash flows from operating activities before changes in working capital items	14,088	8,964	25,306	16,886

Changes in working capital items
Trade receivables	(6,935)	(9,345)	(16,807)	(17,995)
Inventories	190	(3,195)	(14,191)	(12,275)
Parts and supplies	(304)	(84)	(645)	6
Other current assets	(1,226)	654	(1,848)	(785)
Accounts payable and accrued liabilities	(2,650)	1,608	1,253	16,421
Provisions	610	140	610	849

	(10,315)	(10,222)	(31,628)	(13,779)

Cash flows from operating activities	3,773	(1,258)	(6,322)	3,107

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	786		1,049	647
Purchase of property, plant and equipment	(3,374)	(2,988)	(6,160)	(5,526)
Proceeds from disposals of property, plant and equipment and other assets	2,062	73	2,062	195
Restricted cash and other assets	(218)	(99)	5,098	(43)
Purchase of intangible assets	(2)		(82)

Cash flows from investing activities	(746)	(3,014)	1,967	(4,727)

FINANCING ACTIVITIES
Proceeds from long-term debt	14,053	11,063	31,091	22,147
Repayment of long-term debt	(13,896)	(6,815)	(18,133)	(9,188)
Interest paid	(1,385)	(1,171)	(7,392)	(7,173)

Cash flows from financing activities	(1,228)	3,077	5,566	5,786

Net increase (decrease) in cash	1,799	(1,195)	1,211	4,166
Effect of exchange differences on cash	298	(540)	257	(743)
Cash and cash equivalents, beginning of period	3,339	8,829	3,968	3,671

Cash and cash equivalents, end of period	5,436	7,094	5,436	7,094

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Condensed Consolidated Balance Sheets

As at

(In thousands of US dollars)

(Unaudited)

	June 30, 2011 (Unaudited)	December 31, 2010 (Unaudited)	January 1, 2010 (Unaudited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	5,436	3,968	3,671
Restricted cash		5,183
Trade receivables	103,872	86,516	74,161
Other receivables	4,020	4,270	3,052
Inventories	107,782	92,629	79,001
Parts and supplies	14,638	13,933	13,967
Prepaid expenses	6,771	4,586	3,693
Derivative financial instruments (Note 12)	1,151	1,270	1,438

	243,670	212,355	178,983
Property, plant and equipment (Note 6)	214,219	224,335	251,378
Assets held-for-sale	985	671	149
Other assets	2,893	2,983	3,443
Intangible assets	2,330	2,344	2,216
Deferred tax assets	34,778	33,926	64,806

Total Assets	498,875	476,614	500,975

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	82,702	82,252	66,034
Provisions (Note 10)	3,590	2,893	2,194
Installments on long-term debt (Note 9)	2,708	2,837	1,721

	89,000	87,982	69,949
Long-term debt (Note 9)	231,491	216,856	213,450
Pension and post-retirement benefits	23,303	24,680	24,675
Derivative financial instruments (Note 12)	298	898	1,548
Other liabilities	176	230
Provisions (Note 10)	1,927	1,883	1,330

	346,195	332,529	310,952

SHAREHOLDERS’ EQUITY
Capital stock (Note 11)	348,148	348,148	348,143
Contributed surplus	16,155	15,793	15,024
Deficit	(219,258)	(223,027)	(172,387)
Accumulated other comprehensive income (loss)	7,635	3,171	(757)

	152,680	144,085	190,023

Total Liabilities and Shareholders’ Equity	498,875	476,614	500,975

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota-Bradenton, Florida. The address of the Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) , develops, manufactures and sells through wholesalers, a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems for industrial use and retail applications.

These unaudited interim condensed consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2011 first quarterly unaudited interim condensed consolidated financial statements.

These unaudited interim condensed consolidated financial statements and notes thereto follow the same accounting policies as those described in the Company’s 2011 first quarterly unaudited interim condensed consolidated financial statements.

Certain prior period amounts have been reclassified to conform to current period presentation.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements present the Company’s consolidated balance sheets as at June 30, 2011, December 31, 2010 and January 1, 2010, as well as its consolidated earnings (loss) and comprehensive income and cash flows for the three and six months ended June 30, 2011 and June 30, 2010, and the changes in shareholders’ equity for the six months ended June 30, 2011 and June 30, 2010. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are expressed in US dollars.

These financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending December 31, 2011. These policies set out below have been consistently applied to all periods presented unless otherwise noted below.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

Until December 31, 2010, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the convergence to International Financial Reporting Standards (“IFRS”). In preparing these interim consolidated financial statements, management applied IFRS 1, First-time Adoption of International Financial Reporting Standards and amended certain recognition and measurement methods to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Certain reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on shareholders’ equity, earnings, comprehensive income and cash flows have been provided in Note 13.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

The unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on August 9, 2011.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards have been issued by the international Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for annual periods beginning after January 1, 2013. The Company has not elected to early adopt any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. The new requirements are effective for annual periods beginning on or after January 1, 2013. The impact of these new standards on the Company is expected to be minimal, given that it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and required disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

2 - ACCOUNTING POLICIES (Continued)

Amended IAS 19 – Employee Benefits: Amended IAS 19 key provisions include eliminating an option to defer the recognition of gains and losses, improving comparability and faithfulness of presentation, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income (OCI), thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations and enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The new requirements are effective for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Employee Benefit Expense
Wages, salaries and other short-term benefits	33,053	31,898	62,156	59,566
Stock-based payments	218	120	362	240
Pensions – defined benefit plans	237	1,199	485	1,497
Pensions – defined contribution plans	1,091	639	1,281	1,042

Employee benefit expense	34,599	33,856	64,284	62,345

Interest
Interest on long-term debt	3,755	3,640	7,392	7,198
Amortization of debt issue expenses on long-term debt and ABL	294	276	583	550
Other interest and financial expense			(116)	58
Interest capitalized to property, plant and equipment	(39)	(4)	(58)	(5)

	4,010	3,912	7,801	7,801

Other (income) expense
Foreign exchange loss on long-term debt	(560)	150	(775)	(131)
Interest income and other finance costs	512	174	729	577
Change in fair value of forward foreign exchange rate contracts	169	68	169	68

	121	392	123	514

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (Continued)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Other Elements of Expenses
Depreciation of property, plant and equipment	7,638	8,137	15,312	16,448
Amortization of intangible assets	183	120	312	239
Amortization of other charges	37	16	43	29
Loss on disposal of property, plant and equipment	131	(54)	139	129
Write-down of inventories to net realizable value	228	537	311	902
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	(186)		(187)	10
Advisory and support services fees	77	227	153	477

4 - SIGNIFICANT EVENTS AND TRANSACTIONS

During the period, the Company incurred $1.5 million in plant closure costs, which is primarily related to severance and other labor related costs. Included in the costs were the sale and derecognition of the Hawkesbury facility assets and liabilities and the incremental costs incurred with the ongoing Brantford facility closure. The Company expects to record additional charges in connection with the Brantford facility closure ranging from $0.5 million to $1.0 million, in the third quarter of 2011.

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation. The amount is included in the Selling, general and administrative expenses caption on the accompanying statement of consolidated earnings (loss).

5 - INVENTORIES

	June 30, 2011	December 31, 2010	January 1, 2010
	$	$	$
Raw materials	31,622	25,467	23,713
Work in process	21,797	18,336	15,006
Finished goods	54,363	48,826	40,282

	107,782	92,629	79,001

The amount of inventories recognized as an expense during the period corresponds to cost of sales.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

6 - PROPERTY, PLANT AND EQUIPMENT

During the three and six months ended June 30, 2011, acquisitions of property, plant and equipment amounted to approximately $3.4 million and $6.2 million, respectively ($2.9 million and $5.5 million for the three and six months ended June 30, 2010). During the three and six months ended June 30, 2011, the net book value of property, plant and equipment disposals amounted to approximately $2.3 million and $2.3 million, respectively ($19,000 and $122,000 for the three and six months ended June 30, 2010) and the loss on those disposals amounted to approximately $131,000 and $139,000, respectively ($54,000 gain and $129,000 loss for the three and six months ended June 30, 2010), respectively.

As at June 30, 2011 and 2010, the Company had no significant commitments to purchase any property, plant or equipment.

There were no impairment losses or reversals of impairment losses during the current and comparative reporting period.

7 - RELATED PARTY TRANSACTIONS

In prior reporting periods, the Company entered into an agreement with a company controlled by two of the current members of its Board of Directors. These agreements require the provision of support services that include the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement was effective through the earlier of June 30, 2011 or the termination of the latter’s duties as the Chairman of the Board of Directors and provides monthly compensation in the amount of CAD$25,000. During the three and six months ended June 30, 2011, an amount of CAD$75,000 and CAD$150,000, respectively, ($150,000 and CAD$75,000 for the three months ended and $300,000 and CAD$150,000 for the six months ended in 2010) was recorded with respect to the support services agreement.

8 - INCOME TAXES

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes. There was no significant change in the estimated tax rates during the period.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

9 - LONG-TERM DEBT

Long-term debt consists of the following:

	June 30, 2011	December 31, 2010	January 1, 2010
	$	$	$
Senior Subordinated Notes (1)	116,475	116,169	115,600
Asset-based loan (1)	101,511	86,774	83,635
Obligations under capital leases	6,228	6,089	6,496
Term debt	5,746	6,205	7,796
Mortgage loans (1)	4,239	4,456	1,644

	234,199	219,693	215,171
Less: Installments on long-term debt	2,708	2,837	1,721

	231,491	216,856	213,450

(1)	The Senior Subordinated Notes, Asset-based loans and Mortgage loans are presented net of unamortized related debt issue expenses, amounting to $3.3 million ($3.9 million in 2010).

Throughout the period, the Company remained in compliance with all the restrictions and reporting requirements associated with the different lending agreements.

10 - PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, restructuring provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and a provision for litigation.

The rollforward of the Company’s provisions is as follows as at December 31, 2010:

	Restoration provisions	Restructuring provisions	Litigation	Total
	$	$	$	$
Balance, January 1, 2010	1,330	1,335	859	3,524
Additional provisions	484	2,638		3,122
Amounts used		(1,260)		(1,260)
Unused amounts reversed			(663)	(663)
Foreign exchange	69	47	(63)	53

Balance, end of period	1,883	2,760	133	4,776

Amount presented as current		2,760	133	2,893
Amount presented as non-current	1,883			1,883

Balance, December 31, 2010	1,883	2,760	133	4,776

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

10 - PROVISIONS AND CONTINGENT LIABILITIES (Continued)

The rollforward of the Company’s provisions is as follows as at June 30, 2011:

	Restoration provisions	Restructuring provisions	Litigation	Total
	$	$	$	$
Balance, January 1, 2011	1,883	2,760	133	4,776
Additional provisions		1,083	141	1,224
Amounts used		(623)		(623)
Foreign exchange	44	81	15	140

Balance, end of period	1,927	3,301	289	5,517

Amount presented as current		3,301	289	3,590
Amount presented as non-current	1,927			1,927

Balance, June 30, 2011	1,927	3,301	289	5,517

During the reporting period, there were no reversals of restructuring provisions, and no changes in contingent liabilities or contingent assets.

See note 4 and the notes to the annual consolidated financial statements prepared under Canadian GAAP as at and for the year ended December 31, 2010 for a full description of contingent liabilities.

11 - CAPITAL STOCK

Common Shares

The Company’s common shares outstanding as at June 30, 2011 and December 31, 2010 were 58,961,050 and 58,951,050 as at January 1, 2010.

Weighted average number of common shares outstanding for the periods ended June 30, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Basic	58,961,050	58,951,050	58,961,050	58,951,050
Diluted	58,989,394	58,951,050	58,987,817	58,951,050

For the three and six months ended June 30, 2011, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 3,861,827 and 3,371,827, respectively. For the three and six months ended June 30, 2010, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were nil.

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company was entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date. The Company did not repurchase any common shares under this normal course issuer bid which expired in May 2011.

The Company did not declare or pay dividends during the three and six months ended June 30, 2011 and 2010.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

11 - CAPITAL STOCK (Continued)

Stock Options

During the three months ended June 30, 2011, 490,000 stock options were granted at a weighted average exercise price of $1.55 and a fair value of $0.95, and 385,000 stock options were granted at a weighted average exercise price of $1.80 and a fair value of $1.10.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	6.0 years
Expected volatility	66%
Risk-free interest rate	2.45% - 2.48%
Expected dividends	$0.00

During the three months ended June 30, 2010, 475,000 stock options were granted at a weighted average exercise price of $2.19 and a fair value of $0.44.

Contributed Surplus

During the three and six months ended June 30, 2011, the contributed surplus account increased by approximately $0.2 million and $0.3 million, respectively ($0.1 million and $0.2 million for the three and six months ended June 30, 2010, respectively), representing the stock-based compensation expense recorded for the period.

12 - FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The fair value of the Company’s senior subordinated notes was $112 million as at June 30, 2011 ($98.5 million as at December 31, 2010).

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were a liability and an asset amounting to $0.3 million and $1.2 million for the reporting period ended June 30, 2011, ($0.9 million and $1.3 million as at December 31, 2010, respectively).

The methods and assumptions used to determine the estimated fair value of each class of financial instruments have not changed during the reporting period.

The terms and conditions of foreign exchange contracts designated as cash flow hedges and the Company’s foreign exchange risk policy and related management strategies are presented in Note 20 to the annual consolidated financial statements as at and for the year ended December 31, 2010.

During the interim reporting period, there were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, nor were there any changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - FINANCIAL INSTRUMENTS (Continued)

During the three months ended June 30, 2011, and in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of nine monthly forward foreign exchange rate contracts to purchase an aggregate of CAD$10 million beginning July 2011 through March 2012, at fixed exchange rates ranging from CAD$0.9692 to CAD$0.9766 to the US dollar. The forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

During the three months ended June 30, 2011 and 2010, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of two forward foreign exchange rate contracts in the three months ended June 30, 2011 and 2010 (the “Terminated Contracts”), which were scheduled to settle on July 5, 2011 and July 2, 2010, respectively, representing the Company’s hedging of inventory purchases during the month of June 2011 and 2010. As at June 30, 2011 and 2010, all inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the three and six months ended June 30, 2011 and 2010.

Accordingly, included in the Company’s consolidated earnings for the three months ended June 30, 2011 are $0.2 million ($0.2 million in the three months ended 2010) under the caption Cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a trivial amount (trivial amount in the three months ended June 30, 2010), under the caption Other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

13 - FIRST TIME ADOPTION OF IFRS

The Company’s date of transition to IFRS was January 1, 2010 (the “Transition Date”). The Company’s IFRS accounting policies presented in Note 2 have been applied in preparing the condensed consolidated financial statements for the three and six month periods ended June 30, 2011, the comparative information and the opening consolidated balance sheet as at the Transition Date.

The Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, in preparing these first IFRS unaudited interim condensed consolidated financial statements. The effects of the transition to IFRS on Shareholder’s equity, comprehensive loss and reported cash flows already established are presented in tables in this section and are further explained in the notes that accompany the tables.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

13.1 Exceptions and Elections upon Initial Adoption

Set forth below are the IFRS 1 applicable optional exemptions and mandatory exceptions from full retrospective application that were applied by the Company in the conversion from pre-change Canadian GAAP (“Previous GAAP”) to IFRS. Those adopted by the Company are set out below:

IFRS Optional Exemptions

Business Combinations

IFRS 1 permits a first-time adopter to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date, or an earlier date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company has elected not to apply IFRS 3 retrospectively to business combinations that occurred prior to its Transition Date and, accordingly, such business combinations have not been restated.

Employee Benefits

IFRS 1 permits a first-time adopter to recognize all cumulative actuarial gains and losses deferred under Previous GAAP in opening deficit at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening deficit for all of its employee benefit plans.

Share-Based Payments

IFRS 1, encourages, but does not require application of IFRS 2, Share-based Payments to equity instruments granted on or before November 7, 2002, and to any equity instruments granted after November 7, 2002 that had vested by the Transition Date. The Company elected to avail itself of the exemption and applied IFRS 2 only to those equity instruments granted after November 7, 2002 that had not vested by the Transition Date.

Currency Translation Differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a foreign operation was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. The Company elected to reset all cumulative translation gains and losses to zero in opening deficit at the Transition Date.

Borrowing Costs

IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets. The related IFRS 1 exemption allows the application of IAS 23 on qualifying assets to which the commencement date for capitalization is on or after the Transition Date, or at an earlier date selected by the Company. The Company elected to prospectively apply the provisions of IAS 23 for qualifying assets whose commencement date for capitalization is on or subsequent to the Transition Date. Borrowing costs incurred prior to January 1, 2010 were written off in opening deficit at the Transition Date.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Changes in Existing Decommissioning, Restoration and Similar Liabilities Included in the Cost of Property, Plant and Equipment

For changes in existing decommissioning, restoration and similar liabilities that occurred before the Transition Date, IFRS 1 provides the option to not comply with the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The Company elected to not retrospectively recognize year by year changes to liabilities under IFRIC 1 that occurred before the Transition Date.

Therefore, the Company measured the obligation as of the Transition Date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount that would have been included in the cost of the related asset when the liability first arose and calculated the accumulated depreciation on that amount, as at the Transition Date to IFRS, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company in accordance with IFRSs.

IFRS Mandatory Exceptions

Set forth below are the applicable IFRS 1 exceptions applied in the conversion from Previous GAAP to IFRS.

Hedge Accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of its Transition Date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were fair valued and recorded in the balance sheet as non-hedging derivative financial instruments.

Estimates

The estimates established by the Company in accordance with IFRS at the date of transition to IFRS standards are consistent with estimates made for the same date in accordance with Previous GAAP, after adjustments to reflect any difference in applicable accounting principles.

Financial Instruments

The Company early adopted the modified exception, published in October 2010, whereby the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement, are applied prospectively for transactions occurring on or after the Transition Date. No adjustments resulted from this application.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

13.2 Reconciliations of Previous GAAP to IFRS

Shareholders’ equity as at the Transition Date, as at June 30, 2010 and as at December 31, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Shareholders’ Equity

As at

	December 31, 2010 (Unaudited)	June 30, 2010 (Unaudited)	January 1, 2010 (Unaudited)
	$	$	$
Shareholders’ equity under Previous GAAP	186,834	226,264	237,803
Increases (decreases) in Shareholders’ Equity reported in accordance with Previous GAAP, as a result of the following differences between Previous GAAP and IFRS:
Property, plant and equipment – impact of componentization, additional depreciation and derecognition of borrowing costs not consistent with IFRS (note 13.3.1)	(9,854)	(10,559)	(10,231)
Property, plant and equipment – additional impairment taken on transition as a result of using discounted cash flows when calculating value in use (note 13.3.4)	(8,849)	(13,179)	(14,254)
Intangible assets – additional impairment taken on transition as a result of using discounted cash flows when calculating value in use (note 13.3.4)		(1,193)	(1,334)
Decomissioning provision – impact of eliminating discounting on the provision, as the effect of the time value of money is not material, net of the impact on the related Property, plant and equipment (note 13.3.7)	(224)	(46)	(101)
Defined benefit plans – impact of recognizing cumulative actuarial gains and losses and vested past service costs and other adjustments at transition, and of thereafter recognizing actuarial gains and losses in other comprehensive income rather than in earnings (note 13.3.2)	(26,281)	(24,741)	(24,779)
Income taxes – Income tax impact of above adjustments and income tax specific adjustments as a result of the transition to IFRS (note 13.4)	2,459	2,856	2,919

Shareholders’ equity under IFRS	144,085	179,402	190,023

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Consolidated net loss for the year ended December 31, 2010, and for the three and six months ended June 30, 2010 can be reconciled to the amounts reported under previous GAAP as follows:

Reconciliation of Net Loss

For the year to date periods ended

	December 31, 2010 (Unaudited)	June 30, 2010 (Unaudited)	June 30, 2010 (Unaudited)
	12 months	6 months	3 months
	$	$	$
Net loss under Previous GAAP	(56,445)	(8,461)	(2,666)
Increases (decreases) in net loss reported in accordance with Previous GAAP, as a result of the following differences between Previous GAAP and IFRS:
Property, plant and equipment – impact of componentization, additional depreciation and derecognition of borrowing costs not consistent with IFRS (note 13.3.1)	376	(328)	(204)
Property, plant and equipment – impact of additional impairment taken on transition as a result of using discounted cash flows when calculating value in use and related impact on depreciation (note 13.3.4)	5,398	1,076	904
Intangible assets impairment – impact of additional impairment taken on transition as a result of using discounted cash flows when calculating value in use and related impact on depreciation (note 13.3.4)	1,334	140	70
Decommissioning provision – impact on financing costs and depreciation of eliminating discounting on the provision, as the effect of the time value of money is not material (note 13.3.7)	(123)	53	30
Defined Benefit Plans – impact of recognizing cumulative actuarial gains and losses and vested past service costs and other adjustments at transition, and of thereafter recognizing actuarial gains and losses in other comprehensive income rather than in earnings (note 13.3.2)	1,667	63	(184)
Stock based compensation	195	227	85
Income Taxes – impact of adjustments	(1,378)	62	46
Foreign exchange impacts included in adjustments above	427	(123)	(619)

Net loss under IFRS	(48,549)	(7,291)	(2,538)

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Consolidated comprehensive loss for the year ended December 31, 2010, and the three and six months ended June 30, 2010 can be reconciled to the amounts reported under Previous GAAP as follows:

Reconciliation of Consolidated Comprehensive Income (Loss)

For the year and year to date periods ended

	December 31, 2010 (Unaudited)	June 30, 2010 (Unaudited)	June 30, 2010 (Unaudited)
	12 months	6 months	3 months
	$	$	$
Consolidated comprehensive income (loss) under Previous GAAP	(51,938)	(12,023)	(8,798)
Adjustment to net loss due to IFRS	7,896	1,170	128
Defined Benefit Plans – net impact of recognizing actuarial gains and losses, and changes in the minimum funding liability in other comprehensive income rather than in earnings (net of income taxes of $768, nil and nil) (note 13.3.2)	(2,091)
Cumulative translation adjustment	(579)	(8)	423

Consolidated comprehensive income (loss) under IFRS	(46,712)	(10,861)	(8,247)

13.3 Changes in Accounting Policies

In addition to the exemptions and exceptions discussed in the preceding text, the following narratives explain the significant differences between the Previous GAAP, and the current IFRS policies applied by the Company.

13.3.1 Property, Plant and Equipment

At the Transition Date, a number of adjustments were made to Property, plant and equipment.

Componentization

Previous GAAP – Component accounting was generally required but had not always been implemented to the extent expected under IFRS. Most significant parts were depreciated separately, but some were depreciated with their main components using the weighted-average useful life of the asset as a whole.

IFRS – Each part of Property, plant and equipment that has a cost which is significant in relation to the asset, and whose useful life is different than that of the asset, must be depreciated separately from the asset. At the Transition Date, the Company reassessed the entries in its property, plant and equipment sub-ledger and identified a number of significant parts of assets that had different useful lives than the main component and which had previously been depreciated using the weighted-average useful life of the asset as a whole. These components were separated and accumulated depreciation was then recalculated retrospectively.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Depreciation on idle assets

Previous GAAP – Depreciation ceased when assets were no longer in service.

IFRS – Depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated. Under IFRS, depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale), and the date that the asset is derecognized.

Borrowing costs

Previous GAAP – Borrowing costs on major projects were capitalized.

IFRS – Capitalization of borrowing costs is required on all qualified assets that require an extended period of preparation before they are usable or saleable. Although the Company has capitalized borrowing costs for several years under Previous GAAP, this was not always done consistently in a manner compliant with IAS 23, Borrowing Costs. Upon transition, the Company used the exemption available under IFRS 1 and decided to derecognize previously capitalized borrowing costs.

The impact of these above-mentioned changes is summarized as follows:

	December 31, 2010	June 30, 2010	June 30, 2010
	12 months	6 months	3 months
	$	$	$
Consolidated earnings (loss)
Increase (decrease) in depreciation
Impact on depreciation of subdividing certain assets into components and recalculating accumulated depreciation based on specific useful lives and calculating depreciation on buildings no longer in service and no longer subject to depreciation under Previous GAAP	188	(205)	(143)
Impact of capitalizing borrowing costs on projects that started subsequent to the date of transition to IFRS rather than on all ongoing projects for Previous GAAP	188	(123)	(61)

Adjustment to consolidated earnings (loss) before income taxes	376	(328)	(204)

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

	December 31, 2010	June 30, 2010	January 1, 2010
	$	$	$
Consolidated balance sheets
Increase (decrease) in Property, plant and equipment
Impact of subdividing certain assets into components and recalculating accumulated depreciation based on specific useful lives and of calculating depreciation on buildings no longer in service and no longer subject to depreciation under Previous GAAP	(4,194)	(4,588)	(4,383)
Impact of capitalizing borrowing costs on projects that started subsequent to the Date of transition to IFRS rather than on all ongoing projects for Previous GAAP	(5,660)	(5,971)	(5,848)

Decrease in shareholders’ equity	(9,854)	(10,559)	(10,231)

13.3.2 Employee Future Benefits

At the Transition Date, a number of adjustments were made to the Pension and post-retirement balances. First, the Company elected to recognize, in opening deficit, all cumulative actuarial gains and losses that existed at the Transition Date for all of its employee benefit plans. Then it was necessary to recognize all vested unamortized past service costs as well as the unamortized transition adjustment arising from changes in Previous GAAP. Finally, adjustments were made to limit the amount of the asset in accordance with IAS 19, Employee benefits and also to recognize the minimum funding requirements in accordance with IFRIC 14, IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Actuarial Gains and Losses

Previous GAAP – Actuarial gains and losses that arose in calculating the present value of the defined benefit obligation and the fair value of plan assets were recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach.

The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% was amortized as a component of pension expense on a straight-line basis over the expected average service lives of active participants. Actuarial gains and losses below the 10% corridor were deferred.

IFRS – The Company has elected to recognize all actuarial gains and losses immediately in Other comprehensive income without recycling to earnings in subsequent periods. As a result, actuarial gains and losses are recognized directly in Other comprehensive income and deficit at the end of each period.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Defined Benefit Asset

Previous GAAP – When a defined benefit plan gave rise to a defined benefit asset, a valuation allowance was recognized for any excess of the adjusted benefit asset over the expected future benefit. The defined benefit asset was presented in the statement of financial position net of the valuation allowance. A change in the valuation allowance was recognized in earnings or loss for the period in which the change occurred.

IFRS – IFRS limits the recognition of the defined benefit asset under certain circumstances to the amount that is recoverable. Since the Company has elected to recognize all actuarial gains and loss in other comprehensive income, changes in the limit of the defined benefit asset are recognized in Other comprehensive income in the period in which the changes occurred.

Minimum Funding Liability

Previous GAAP – Generally, there is no requirement to record the liability with respect to minimum funding requirements.

IFRS – An entity must record an additional liability equivalent to the minimum funding requirements for the defined benefit plans if it does not have an unconditional right to the surplus. The changes in this liability are recognized in Other comprehensive income in the period in which the changes occurred.

Curtailment gains

Previous GAAP – For a defined benefit plan, an entity recognized a curtailment gain in earnings only when the event giving rise to a curtailment has occurred.

IFRS – Gains or losses on the curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. Under IFRS, a curtailment occurs when an entity either is demonstrably committed to make a significant reduction in the number of employees covered by a plan or when it amends the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31, 2010	June 30, 2010	June 30, 2010
	12 months	6 months	3 months
	$	$	$
Consolidated earnings (loss)
Decrease in employee benefit expense
Impact of no longer using the corridor method – current year amortization of actuarial gains (losses)	1,858	929	375
Impact of having recognized vested past service costs at the Transition Date	(615)	(775)	(468)
Impact of having recognized transition adjustments related to the adoption of Previous GAAP	(2)	1	1
Impact of curtailment gains recognized earlier than under Previous GAAP	426	(92)	(92)

Adjustment to consolidated earnings (loss) before income taxes	1,667	63	(184)

	December 31, 2010	June 30, 2010	June 30, 2010
	12 months	6 months	3 months
	$	$	$
Other comprehensive income
Impact of recognizing actuarial gains or losses immediately through other comprehensive income	(3,930)
Impact of recognizing the variation in the limits of the defined benefit assets or of recording additional liabilities related to minimum funding requirements in other comprehensive income	1,071

Adjustments before income taxes	(2,859)
Income tax impact	768

Net impact on the statement of consolidated comprehensive income (loss)	(2,091)

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

	December 31, 2010	June 30, 2010	January 1, 2010
	$	$	$
Consolidated balance sheets
(Increase) decrease in pension and post-retirement benefits – liability
Impact of recognizing unamortized actuarial losses	(21,728)	(18,693)	(19,622)
Impact of recognizing unamortized vested past service costs	(2,645)	(2,805)	(2,030)
Impact of having recognized unamortized gain related to the adoption of IFRS	81	79	79
Curtailment gain	560	39	131
Impact of recognizing additional liabilities related to minimum funding requirements	(2,266)	(3,337)	(3,337)
Impact of foreign exchange gains (losses)	(283)	(24)

Increase (decrease) in shareholders’ equity	(26,281)	(24,741)	(24,779)

13.3.3 Stock Based Compensation

The Company has elected to apply IFRS 2, Share-based Payments, only to stock options and grants that were granted after November 7, 2002 and remain unvested at the Transition Date.

Recognition of Expense

Previous GAAP – For grants of stock-based awards with graded vesting, the total fair value of the award was recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is accounted for as a separate grant with a different vesting date and fair value. This change resulted in a change in Contributed surplus and Deficit of $668, $636 and $863 as at December 31, 2010, June 30, 2010 and January 1, 2010, respectively.

Forfeitures

Previous GAAP – Forfeitures of awards were recognized as they occurred.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Forfeiture estimates are recognized in the period in which they are made, and are revised for actual forfeitures in subsequent periods. The adoption of this standard did not result in any adjustment at the Transition Date.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31, 2010	June 30, 2010	June 30, 2010
	12 months	6 months	3 months
	$	$	$
Consolidated earnings (loss)
Increase (decrease) in employee benefit expense
Impact of calculating share-based payments using a grading approach rather than a straight-line approach	195	227	85

Adjustment to consolidated earnings (loss) before income taxes	195	227	85

13.3.4 Impairments

Impairment tests were performed at the Transition Date and subsequently on property, plant and equipment and on intangible assets with finite useful lives. The impairment testing for these types of assets follows a common process.

Asset Groups

Previous GAAP – A recoverability test on property, plant and equipment and intangible assets was performed on an individual asset or an asset group basis depending on whether the related asset had identifiable cash flows that were largely independent from the cash flows of other assets and liabilities.

IFRS – An impairment test is performed on an individual asset, unless the asset does not generate cash flows that are largely independent of those from other assets or groups of assets. If this is the case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. All impairment testing was performed using cash-generated units as none of the assets involved generate cash flows independently. The difference in the notions of group of assets under Previous GAAP and cash-generating unit under IFRS did not result in any adjustment at the Transition Date.

Discounting

Previous GAAP – A recoverability test was performed by first comparing the carrying amount of each asset group subject to impairment testing to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of those groups of assets. If the sum of the undiscounted expected cash flows were greater than the carrying amount of the asset group, no further action was required. If the undiscounted cash flow was less than the carrying value of the asset group, an impairment loss was calculated as the excess of the asset group’s carrying amount over its fair value.

IFRS – An impairment loss is calculated as the excess of the carrying amount of a cash generating unit over its recoverable amount, where the recoverable amount is defined as the higher of the cash generating unit’s fair value less costs to sell and its value-in-use. The value-in-use is the present value of the future cash flows expected to be derived from the cash-generating unit. The obligatory use of the present value rather than the sum of undiscounted cash flows resulted in an adjustment at the Transition Date.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Reversals

Previous GAAP – The reversal of any previous impairment charge is prohibited.

IFRS – A reversal of an impairment loss for property, plant and equipment shall be recognized immediately in earnings.

The impact of these changes is summarized as follows:

	December 31, 2010	June 30, 2010	June 30, 2010
	12 months	6 months	3 months
	$	$	$
Consolidated earnings (loss)
Impact on depreciation of recognizing additional impairments at the date of transition based on the use of discounted cash flows to calculate value-in-use
Decrease in depreciation related to property, plant and equipment	5,398	1,076	904
Decrease depreciation related to intangible assets	1,334	140	70

Adjustment to consolidated earnings (loss) before income taxes	6,732	1,216	974

	December 31, 2010	June 30, 2010	January 1, 2010
	$	$	$
Consolidated balance sheets
Impact of recognizing additional impairments at the date of transition based on the use of discounted cash flows to calculate value-in-use
Decrease in property, plant & equipment	(8,849)	(13,179)	(14,254)
Decrease in intangible assets		(1,193)	(1,334)

Net decrease in shareholders’ equity	(8,849)	(14,372)	(15,588)

13.3.5 Income Taxes

Investment Tax Credits

Previous GAAP – Unused investment tax credits were accounted for as Other Assets.

IFRS – The Company has determined that it would be appropriate to account for investment tax credits in accordance with IAS 12, Income Taxes. Consequently, at the Transition Date, unused investment tax credits in the amount of $6.3 million were reclassified to Deferred Tax Assets from Other Assets.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Income Tax Effect of Other Reconciling Differences between Previous GAAP and IFRS as at January 1, 2010

The table below outlines the deferred tax effect of the transition adjustments between Previous GAAP and IFRS.

	Previous GAAP	Deferred tax impact of other transition adjustments	Reclassification of valuation allowances	Reclassification from Other assets	IFRS
	$	$	$	$	$
Deferred tax assets
Trade and other receivables	335				335
Inventories	779				779
Property, plant and equipment	12,001	1,299	(451)		12,849
Accounts payable and accrued liabilities	1,725		(79)		1,646
Tax credits, losses carry-forwards and other tax deductions	101,128	(5,805)	(23,612)		71,711
Investment tax credits				6,291	6,291
Pension and post-retirement	676	943			1,619
Goodwill	11,373	2			11,375
Other	1,545		(491)		1,054
Valuation allowance	(24,633)		24,633

Total deferred tax assets	104,929	(3,561)		6,291	107,659

Deferred tax liabilities
Property, plant and equipment	48,658	(5,805)			42,853
Pension and post-retirement benefits	675	(675)

Total deferred tax liabilities	49,333	(6,480)			42,853

Net deferred tax asset	55,596	2,919		6,291	64,806

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31, 2010	June 30, 2010	June 30, 2010
	12 months	6 months	3 months
	$	$	$
Consolidated earnings (loss)
Increase in income tax expense	(1,378)	62	46

Adjustment to income taxes	(1,378)	62	46

	December 31, 2010	June 30, 2010	January 1, 2010
	$	$	$
Consolidated balance sheets
Deferred tax assets
Impact of accounting adjustments as a result of conversion to IFRS recognized in Net loss	1,691	2,856	2,919
Impact of accounting adjustments as a result of conversion to IFRS recognized in Other comprehensive income	768

Net decrease in deficit	2,459	2,856	2,919

13.3.6 Foreign Currency Translation Adjustment

As noted in the section entitled “IFRS Exemption Options,” the Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment to zero as of the Transition Date. The cumulative translation adjustment balance as of January 1, 2010 of $51.2 million related to its net investments in subsidiaries was recognized as an adjustment to its opening deficit. The application of the exemption had no impact on total Shareholders’ equity.

13.3.7 Restoration Provisions and Related Property, Plant and Equipment

The amount of the related Property, plant and equipment was revalued as permitted by an exemption available under IFRS 1, however, since the effect of the time value of money was not material, the Company concluded that the related discounting was not required in applying the exemption under IFRS 1, with respect to IFRIC 1. There was no impact on transition resulting from the revaluation other than the reversal of the discounting effect.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

The impact of these changes is summarized as follows:

	December 31, 2010	June 30, 2010	June 30, 2010
	12 months	6 months	3 months
	$	$	$
Consolidated earnings (loss)
Finance costs
Impact of no longer discounting the decommissioning provision	(369)	90	53
Depreciation
Impact on depreciation after applying changes in restoration provision in accordance with the IFRS 1 exemption related to the application of IFRIC 1	246	(37)	(23)

Adjustment to consolidated earnings (loss) before income taxes	(123)	53	30

	December 31, 2010	June 30, 2010	January 1, 2010
	$	$	$
Consolidated balance sheets
Restoration provision
Impact of using a discount rate determined differently under IFRS than under Previous GAAP	(626)	(167)	(258)
Property, plant and equipment
Impact of applying changes in restoration provision in accordance with the IFRS 1 exemption related to IFRIC 1	402	121	157

Increase in deficit	(224)	(46)	(101)

13.4 Presentation Reclassifications

The following reclassification adjustments have been recorded as of the Transition Date:

•	Deferred Tax – Under IFRS, deferred tax assets and liabilities are classified as non-current, whereas under Previous GAAP, deferred taxes were reported based on current and non-current components.

•	Provisions – Under IFRS, amounts identified as provisions are presented on a distinct line, whereas under Previous GAAP they were included in accounts payable and accrued liabilities.

•

Debt issue expenses – Under IFRS, transaction costs related to a loan that was drawn down are accounted for using the effective interest method and presented net of related debt liability. Under Previous GAAP, the unamortized portion of the debt issue costs is presented in Other assets.

•

Cash and restricted cash – Under IFRS, for measurement purposes, cash and restricted cash are classified as loans and receivables in accordance with the criteria in IAS 39, Financial Instruments: Recognition and Measurement. Given the nature of the items involved, this change in classification had no impact on measurement or presentation.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

•

Parts and supplies – A number of parts and supplies that were major components to be used as replacements of significant components of property, plant and equipment, were reclassified as property, plant and equipment.

The impact of these reclassification entries, as well as the differences between IFRS and Previous GAAP described in the preceeding text, are summarized in the following tables.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at January 1, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash	3,671			3,671	Cash and cash equivalents
Trade receivables	74,161			74,161	Trade receivables
Other receivables	3,052			3,052	Other receivables
Inventories	79,001			79,001	Inventories
Parts and supplies	15,203		(1,236)	13,967	Parts and supplies
Prepaid expenses	3,693			3,693	Prepaid expenses
Derivative financial instruments	1,438			1,438	Derivative financial instruments
Assets held-for-sale	149		(149)
Future income taxes	11,860		(11,860)

	192,228		(13,245)	178,983
Property, plant and equipment	274,470	(24,328)	1,236	251,378	Property, plant and equipment
			149	149	Assets held-for-sale
Other assets	21,869	(9,710)	(8,716)	3,443	Other assets
Intangible assets	3,550	(1,334)		2,216	Intangible assets
Future income taxes	43,736	9,210	11,860	64,806	Deferred tax assets

	535,853	(26,162)	(8,716)	500,975	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	68,228		(2,194)	66,034	Accounts payable and accrued liabilities
			2,194	2,194	Provisions
Installments on long-term debt	1,721			1,721	Installments on long-term debt

	69,949			69,949
Long-term debt	215,281		(1,831)	213,450	Long-term debt
Pension and post-retirement benefits	10,200	21,360	(6,885)	24,675	Pension and post-retirement benefits
Derivative financial instruments	1,548			1,548	Derivative financial instruments
Other liabilities	1,072		(1,072)
		258	1,072	1,330	Provisions

	298,050	21,618	(8,716)	310,952

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,143			348,143	Capital stock
Contributed surplus	14,161	863		15,024	Contributed surplus
Deficit	(174,909)	(48,643)	51,165	(172,387)	Deficit
Accumulated other comprehensive income	50,408		(51,165)	(757)	Accumulated other comprehensive income

	237,803	(47,780)		190,023

	535,853	(26,162)	(8,716)	500,975	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Earnings (Loss) for the Six Months ended June 30, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	353,398			353,398	Revenue
Cost of sales	312,399	(1,713)		310,686	Cost of sales

Gross profit	40,999	1,713		42,712	Gross profit

Selling, general and administrative expenses	36,762	451	239	37,452	Selling, general and administrative expenses
Stock-based compensation expense	484	(245)	(239)	—
Research and development expenses	3,421			3,421	Research expenses

	40,667	206		40,873
	332	1,507		1,839	Operating profit (loss)
Financial expenses
Interest	7,526	275		7,801	Interest
Other	514			514	Other (income) expense

	8,040	275		8,315

Earnings (loss) before income taxes	(7,708)	1,232		(6,476)	Earnings (loss) before income taxes
Income taxes (recovery)					Income taxes (recovery)
Current	86			86	Current
Future	667	62		729	Deferred

	753	62		815

Net loss	(8,461)	1,170		(7,291)	Net loss

Loss per share					Loss per share
Basic	(0.14)			(0.12)	Basic

Diluted	(0.14)			(0.12)	Diluted

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Earnings (Loss) for the Three Months ended June 30, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	180,278			180,278	Revenue
Cost of sales	158,906	(786)		158,120	Cost of sales

Gross profit	21,372	786		22,158	Gross profit

Selling, general and administrative expenses	17,858	579	120	18,557	Selling, general and administrative expenses
Stock-based compensation expense	222	(102)	(120)	—
Research and development expenses	1,929			1,929	Research expenses

	20,009	477		20,486
	1,363	309		1,672	Operating profit (loss)
Financial expenses
Interest	3,777	135		3,912	Interest
Other	392			392	Other (income) expense

	4,169	135		4,304

Earnings (loss) before income taxes	(2,806)	174		(2,632)	Earnings (loss) before income taxes
Income taxes (recovery)					Income taxes (recovery)
Current	(16)			(16)	Current
Future	(124)	46		(78)	Deferred

	(140)	46		(94)

Net loss	(2,666)	128		(2,538)	Net loss

Loss per share					Loss per share
Basic	(0.05)			(0.04)	Basic

Diluted	(0.05)			(0.04)	Diluted

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Cash flows

The Company’s first time adoption of IFRS did not have a significant impact on the total operating, investing or financing cash flows.

Presentation differences: Consolidated Comprehensive Income (Loss) for the Six Months ended June 30, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(8,461)	1,170		(7,291)	Net loss
Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of income taxes of nil, nil in 2010)	(446)			(446)	Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of income taxes of nil, nil in 2010)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	624			624	Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of income taxes of nil, nil in 2010)	(25)			(25)	Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of income taxes of nil, nil in 2010)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	(553)			(553)	Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)
Changes in accumulated currency translation adjustments	(3,162)	(8)		(3,170)	Changes in cumulative translation differences

Other comprehensive income (loss)	(3,562)	(8)		(3,570)	Other comprehensive income (loss)

Comprehensive income (loss) for the period	(12,023)	1,162		(10,861)	Comprehensive income (loss) for the period

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Comprehensive Income (Loss) for the Three Months ended June 30, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(2,666)	128		(2,538)	Net loss
Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of income taxes of nil, nil in 2010)	(130)			(130)	Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of income taxes of nil, nil in 2010)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	313			313	Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of income taxes of nil, nil in 2010)	(540)			(540)	Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of income taxes of nil, nil in 2010)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	(463)			(463)	Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)
Changes in accumulated currency translation adjustments	(5,312)	423		(4,889)	Changes in cumulative translation differences

Other comprehensive income (loss)	(6,132)	423		(5,709)	Other comprehensive income (loss)

Comprehensive income (loss) for the period	(8,798)	551		(8,247)	Comprehensive income (loss) for the period

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at June 30, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash	7,094			7,094	Cash and cash equivalents
Trade receivables	91,430			91,430	Trade receivables
Other receivables	4,032			4,032	Other receivables
Inventories	89,780			89,780	Inventories
Parts and supplies	15,197		(1,236)	13,961	Parts and supplies
Prepaid expenses	3,605			3,605	Prepaid expenses
Derivative financial instruments	308			308	Derivative financial instruments
Future income taxes	11,860		(11,860)

	223,306		(13,096)	210,210
Property, plant and equipment	259,617	(23,617)	1,236	237,236	Property, plant and equipment
Other assets	22,114	(9,763)	(8,671)	3,680	Other assets
Intangible assets	4,025	(1,193)		2,832	Intangible assets
Future income taxes	43,051	9,202	11,860	64,113	Deferred tax assets

	552,113	(25,371)	(8,671)	518,071	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	83,473		(1,292)	82,181	Accounts payable and accrued liabilities
			1,292	1,292	Provisions
Installments on long-term debt	1,627			1,627	Installments on long-term debt

	85,100			85,100
Long-term debt	227,453		(1,559)	225,894	Long-term debt
Pension and post-retirement benefits	10,379	21,324	(7,112)	24,591	Pension and post-retirement benefits
Derivative financial instruments	1,370			1,370	Derivative financial instruments
Other liabilities	1,547	167		1,714
					Provisions

	325,849	21,491	(8,671)	338,669

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,143			348,143	Capital stock
Contributed surplus	14,645	619		15,264	Contributed surplus
Deficit	(183,370)	(47,473)	51,165	(179,678)	Deficit
Accumulated other comprehensive income	46,846	(8)	(51,165)	(4,327)	Accumulated other comprehensive income

	226,264	(46,862)		179,402

	552,113	(25,371)	(8,671)	518,071	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Earnings (Loss) for the year ended December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Sales	720,516			720,516	Revenue
Cost of sales	640,906	(4,712)		636,194	Cost of sales

Gross profit	79,610	4,712		84,322	Gross profit
Selling, general and administrative expenses	72,477	57	768	73,302	Selling, general and administrative expenses
Stock-based compensation expense	964	(196)	(768)
Research and development expenses	6,252			6,252	Research expenses

	79,693	(139)		79,554

	(83)	4,851		4,768	Operating profit (loss) before manufacturing facility closures, restructuring and other charges
Manufacturing facility closures, restructuring and other charges	8,089	(4,555)		3,534	Manufacturing facility closures, restructuring and other charges

	(8,172)	9,406		1,234	Operating profit
Financial expenses
Interest	15,538	132		15,670	Interest
Other	880			880	Other (income) expense

	16,418	132		16,550

Earnings (loss) before income taxes	(24,590)	9,274		(15,316)	Earnings (loss) before income taxes
Income taxes (recovery)					Income taxes (recovery)
Current	(10)			(10)	Current
Future	31,865	1,378		33,243	Deferred

	31,855	1,378		33,233

Net loss	(56,445)	7,896		(48,549)	Net loss

Loss per share					Loss per share
Basic	(0.96)			(0.82)	Basic

Diluted	(0.96)			(0.82)	Diluted

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Comprehensive Income (Loss) for the Year ended December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
Net loss	(56,445)	7,896		(48,549)	Net loss
Other comprehensive income (loss)					Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil, nil in 2010)	(599)			(599)	Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	1,249			1,249	Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	1,828			1,828	Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)	(869)			(869)	Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2010)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2010)	(616)			(616)

Gain on forward foreign exchange rate contracts transferred to earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2010)

Change in accumulated currency translation adjustments	3,514	(579)		2,935	Changes in cumulative translation differences
		(2,091)		(2,091)	Actuarial gains or losses and change in minimum funding requirements on defined benefit pension plans (net of tax credit of $768)

	4,507	(2,670)		1,837

Comprehensive income (loss) for the year	(51,938)	5,226		(46,712)	Comprehensive income (loss) for the year

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FIRST TIME ADOPTION OF IFRS (Continued)

Presentation differences: Consolidated Balance Sheets as at December 31, 2010

Previous GAAP description	Previous GAAP Balance	Effect of transition to IFRS Adjustments	Effect of transition to IFRS Reclassifications	IFRS Balance	IFRS description
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash	3,968			3,968	Cash and cash equivalents
Restricted cash	5,183			5,183	Restricted cash
Trade receivables	86,516			86,516	Trade receivables
Other receivables	4,270			4,270	Other receivables
Inventories	92,629			92,629	Inventories
Parts and supplies	15,130		(1,197)	13,933	Parts and supplies
Prepaid expenses	4,586			4,586	Prepaid expenses
Derivative financial instruments	1,270			1,270	Derivative financial instruments
Assets held-for-sale	671		(671)
Future income taxes	1,765		(1,765)

	215,988		(3,633)	212,355
Property, plant and equipment	241,445	(18,307)	1,197	224,335	Property, plant and equipment
Assets held-for-sale			671	671	Assets held-for-sale
Other assets	23,185	(10,483)	(9,719)	2,983	Other assets
Intangible assets	2,344			2,344	Intangible assets
Future income taxes	23,143	9,018	1,765	33,926	Deferred tax assets

	506,105	(19,772)	(9,719)	476,614	Total Assets

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	85,145		(2,893)	82,252	Accounts payable and accrued liabilities
			2,893	2,893	Provisions
Installments on long-term debt	2,837			2,837	Installments on long-term debt

	87,982			87,982
Long-term debt	218,177		(1,321)	216,856	Long-term debt
Pension and post-retirement benefits	10,728	22,350	(8,398)	24,680	Pension and post-retirement benefits
Derivative financial instruments	898			898	Derivative financial instruments
Other liabilities	1,486		(1,256)	230	Other liabilities
		627	1,256	1,883	Provisions

	319,271	22,977	(9,719)	332,529

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ EQUITY
Capital stock	348,148			348,148	Capital stock
Contributed surplus	15,125	668		15,793	Contributed surplus
Deficit	(231,354)	(42,838)	51,165	(223,027)	Deficit
Accumulated other comprehensive income	54,915	(579)	(51,165)	3,171	Accumulated other comprehensive income

	186,834	(42,749)		144,085

	506,105	(19,772)	(9,719)	476,614	Total Liabilities and Shareholders’ Equity

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2011

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

14 - POST REPORTING EVENTS

No adjusting or significant non-adjusting events have occurred between the reporting date and the date of authorization.